UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 333-222784

JINXUAN COKING COAL LIMITED

T4-1802-1812, Huarun Building

No. 1 Changxin Road, Wanbailin District

Taiyuan, Shanxi, China

Tel: +86-351-7020402

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Changes in Company's Certifying Accountant

Termination of previous independent registered public accounting firm

On December 22, 2020, Jinxuan Coking Coal Limited, a company incorporated under the laws of the Cayman Islands (the “Company”) and Marcum Bernstein & Pinchuk LLP (“MBP”) mutually elected not to continue the engagement of MBP as the Company independent registered public accounting firm, effective December 22, 2020. The termination of engagement was approved and ratified by our sole director.

MBP’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2018 and 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2018 and 2019 and the subsequent interim period through December 22, 2020, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and MBP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to MBP’s satisfaction, would have caused MBP to make reference in connection with MBP’s opinion to the subject matter of the disagreement; and (ii) there were no “reportable events” as the term is described in Item 304(a)(1)(v) of Regulation S-K, except for the material weaknesses in the Company’s internal control over financial reporting (the “Material Weaknesses”) as disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2020. The director of the Company discussed the Material Weaknesses with MBP. The Company has authorized MBP to respond fully to the inquiries of the successor accountant of the Company concerning the Material Weaknesses. There is no disagreement with MBP on the above matters.

We furnished a copy of the disclosures in this report to MBP and have requested that MBP furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. A copy of the letter is filed with this Current Report on Form 6-K as Exhibit 16.1.

Appointment of New Independent Registered Public Accounting Firm

On December 23, 2020, WWC, P.C., was appointed as the Company’s independent registered public accounting firm upon the approval of the Company’s sole director, to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2020.

During the fiscal years ended December 31, 2018, and December 31, 2019, and the subsequent interim period through December 22, 2020, the Company has not consulted with WWC, P.C. regarding any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jinxuan Coking Coal Limited

Date: March 16, 2021	By:	/s/ Xiangyang Guo
Name: Xiangyang Guo
Title: Chief Executive Officer and Chairman of the Board of Directors

Exhibit Index

Exhibit Number	Description
16.1	Letter from Marcum Bernstein & Pinchuk LLP to the Securities and Exchange Commission